January 5, 2011

Via EDGAR and U.S. Mail

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Cinedigm Digital Cinema Corp. Form 10-K for Fiscal Year ended March 31, 2010 Filed June 14, 2010
File No. 001-31810

Dear Mr. Krikorian:

On behalf of Cinedigm Digital Cinema Corp. (the “Company”), set forth below are the Company’s responses to your letter of comment dated December 15, 2010 to Mr. Adam M. Mizel, Interim Co-Chief Executive Officer and Chief Financial Officer of the Company.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.  The responses provided below relate to the Company’s Annual Report on Form 10-K for fiscal year ended March 31, 2010 filed on June 14, 2010 (the “Form 10-K”).

General
1.
As requested on page 4 in our comment letter dated November 2, 2010, please provide the three acknowledgments in your next response to us. Please also note that the representations must be signed by the company’s management. These are:

	•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

KELLEY DRYE & WARREN LLP

Mr. Stephen Krikorian
January 5, 2011
Page Two

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a. defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: A letter from the Company containing the representations is being filed contemporaneously with this response.

KELLEY DRYE & WARREN LLP

Mr. Stephen Krikorian
January 5, 2011
Page Three

Form 10-K for the Fiscal Year ended March 31,2010
Part III (Incorporated by Reference from the Definitive Proxy Statement filed on July 29, 2010)
Item 13. Certain Relationships and Related Transactions
2.
We note your response to prior comment 6 regarding your Securities Purchase Agreement with Sageview Capital Master, L.P.  Please be advised that Item 404(a) of Regulation S-K requires disclosure of transactions that resulted in an entity becoming a 5 percent shareholder.  Disclosure is also required for transactions and relationships that are ongoing after the entity becomes a 5 percent shareholder.  In this regard, we note that the company has a continuing relationship with two of the director nominees of Sageview pursuant to the Securities Purchase Agreement.  Accordingly, we continue to believe that you should provide appropriate disclosure regarding Sageview and its director nominees under a heading entitled “Certain Relationships and Related Transactions” in your annual report on Form 10-K.  Please confirm that in future filings you will provide appropriate disclosure regarding your related party transactions since the beginning of the company’s last fiscal year in accordance with Item 404 of Regulation S-K, including those with Sageview and the related party transactions discussed on page F-44 of the Form 10-K for the fiscal year ended March 31, 2010. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 130.03.

RESPONSE: The Company notes the Staff’s comment and will provide the requested disclosure in future filings.

KELLEY DRYE & WARREN LLP

Mr. Stephen Krikorian
January 5, 2011
Page Four

Exhibits

3.
We note your response to prior comment 7 that the company has entered into 17 separate agreements with nine studios that account for 56.3% of the company’s consolidated revenues for the fiscal year ended March 31, 2010. Please provide us with a quantitative analysis as to why you believe that you are not substantially dependent upon any one of these studio agreements. As part of your response, tell us the largest amount of revenue that you have derived from a single or series of substantially identical contracts in your last fiscal year.

RESPONSE:

The Company performs services for various studio customers under different contractual arrangements that span across the Company’s businesses.  The primary revenue streams derived from the studio agreements is virtual print fees earned in the Company’s Phase 1 and Phase 2 deployment segments, and software and content delivery fees earned in the Services segment.  Attached as Exhibit A is a schedule showing revenues from the studio customers with which the Company has long-term digital cinema deployment agreements, for the year ended March 31, 2010.  Also shown are the revenues from these same studios in other of the Company’s businesses.  Including revenues earned from discontinued operations and classified elsewhere, these revenues were 56.3% of the Company’s consolidated revenues for the year ended March 31, 2010.  The largest single agreement produced $7.5 million, or 9.6%, of the Company’s consolidated revenue for the year, and the other agreements each produced revenues that were 7.6% of revenues or less.  The largest single studio relationship, including all agreements, produced $7.7 million or 9.9% of the Company’s consolidated revenues for the year.  While significant, the Company does not believe that it is substantially dependent on any single agreement.  Each agreement stands on its own and is not dependent on any other agreement.  Further, the revenues produced by each studio agreement are not fixed, rather they are variable and based on the number of movies that each studio displays in theaters using the Company’s digital cinema equipment.  This limits the effect of each studio contract on the Company’s revenues.  Theaters cannot afford to allow a screen to remain dark by not using such screen to show content.  Rather, if one studio ceases to show content on a given theater’s projection equipment, such theater would show content from another studio using the Company’s equipment.  The Company would then receive fees from the showing of such other content.  Accordingly, the loss of a studio contract and such losses’ effect on the Company’s revenues would be mitigated.  For the fiscal year ended March 31, 2010 the impact of the Phase 2 studio agreements was relatively small, but as Phase 2 site growth accelerates, the associated revenues will grow and the revenues from Phase 1 sources will become a smaller percentage of the total.

KELLEY DRYE & WARREN LLP

Mr. Stephen Krikorian
January 5, 2011
Page Five

The Company has already filed three studio agreements from its Phase 1 Deployment with the Commission, which are incorporated by reference as exhibits 10.13, 10.14 and 10.15 to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2010, filed with the Commission on June 14, 2010.  These first agreements were new and material to the Company, because the business was then new and each of the earliest studio agreements was considered material at the time.  After such time, it became ordinary course for the Company to enter into agreements with studios, and no single such agreement was considered, based on its specific terms, to be material.  Accordingly, the Company has deemed the studio agreements subsequently entered into to be in the ordinary course of the Company’s business and not material, and therefore has not filed such agreements with the Commission.

KELLEY DRYE & WARREN LLP

Mr. Stephen Krikorian
January 5, 2011
Page Six

* * * * * * *

We hope this addresses all of the Staff’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Carol W. Sherman
Carol W. Sherman

cc:           Gary S. Loffredo

EXHIBIT A

Cinedigm Digital Cinema Corp.
YTD Studio Concentration-3/31/10
(Dollars in thousands)

	Phase 1		Phase 2		Services		Total Studio-Derived Revenues
Studio 1	$5,912	8.2%	$177	0.2%	$458	0.6%	$6,547	9.1%
Studio 2	$4,233	5.9%	$131	0.2%	$1	0.0%	$4,365	6.0%
Studio 3	$5,475	7.6%	$184	0.3%	$286	0.4%	$5,945	8.2%
Studio 4	$5,826	8.1%	$193	0.3%	$1,146	1.6%	$7,165	9.9%
Studio 5	$5,338	7.4%	$162	0.2%	$1,340	1.9%	$6,840	9.5%
Studio 6	$7,462	10.3%	$230	0.3%	$-	0.0%	$7,692	10.7%
Studio 7	$2,393	3.3%	$73	0.1%	$271	0.4%	$2,737	3.8%
Studio 8	$1,502	2.1%	$45	0.1%	$96	0.1%	$1,643	2.3%
Studio 9	$608	0.8%	$23	0.0%	$305	0.4%	$936	1.3%
	$38,750	53.7%	$1,195	1.7%	$3,903	5.4%	$43,870	60.7%

Total Revenues per Statements of Operations							$72,205
Total Revenues from Discontinued Operations per 10-K Footnote #3							$5,700
Total Revenues							$77,905	56.3%